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                                                                  EXHIBIT (a)(8)

           [TRANSCRIPT OF EMAIL TO ADAPTEC EMPLOYEES ON MAY 25, 2001]

    Last week, Bob Stephens announced the NEW GRANT PROGRAM, an exciting opportunity for all Adaptec employees who currently hold "underwater" stock options. In his message he promised to deliver further details this week.

    As promised, a New Grant Program packet was mailed to you on Wednesday, May 23, 2001. This packet includes the formal "Offer to Exchange." If you have not received this information by Friday, June 1, 2001, please contact Stock Administration as soon as possible.

    For your immediate reference, the "Offer to Exchange" has been posted to the Adaptec Intranet. It includes a series of questions and answers to help you understand the program. To access the"Offer to Exchange" on the Adaptec intranet, please click on the link below.

    http://www.corp.adaptec.com/sites/admin/stock/pages/options/1861t05.pdf

    In addition, Adaptec will be hosting a series of communication meetings on WEDNESDAY, MAY 30, 2001 hosted from the Monaco Conference Room in Milpitas as follows (note times represent Pacific Daylight Time):

    8:30 - 9:30 am: Milpitas employees A - L (Europe, Nashua, Orlando)
    1:00 - 2:00 pm: Milpitas employees M - Z (Longmont, Redmond)
    5:00 - 6:00 pm: open to all Milpitas employees (Singapore, Hong Kong, Japan)

    PLEASE MARK YOUR CALENDARS. The communication meetings will present an overview of the New Grant Program and answer any questions you might have. It is HIGHLY RECOMMENDED that you take a few minutes to read through the question & answer section of the "Offer to Exchange" (pages 1-9) before attending the communication meetings.